EXHIBIT 99.1

Re: Filing of application for arrangement - Eurocom

Further to the Company’s previous report of December 26, 2017, Eurocom Communications Ltd. (“Eurocom Communications”), the indirect controlling shareholder of the Company, reported today to the Company that an application had been filed by it and by other private companies in the Eurocom Group, with the Tel- Aviv-Jaffa District Court, for an order to convene creditor meetings for the purpose of approving an arrangement pursuant to Section 350 of the Companies Law, 5759-1999, and in accordance with the Companies Regulations (Application for a Settlement or Arrangement), 5762-2002.

As reported to the Company by the controlling shareholder, the purpose of the meetings is to approve a creditors’ arrangement proposal that is based on the entry of an investor into the Eurocom Group (the “Arrangement”) as part of the settlement of the debts of major private companies in the Eurocom Group. The proposed investor is an entity in which the brothers Naty Saidoff and/or Ofer Saidoff and/or Tamir Cohen will hold a substantial holding (the “Investor”). The Company was also informed that the structure of the arrangement is based on a significant and rapid injection of capital by the Investor and the settlement of the debts in the group of private companies, as stated.

According to the structure of the proposed arrangement, at the first stage, the Investor will not be granted rights in the capital and control of the Eurocom Group companies, but it will be granted future contingent conversion rights to share capital that confers control of up to 90% of Eurocom Communications’ share capital assuming full exercise. The actual conversion and holding of such shares shall be subject to receipt of the necessary regulatory approvals and permits, including any additional approval required by law and/or pursuant to the control permits in the Bezeq Group and so forth.

In view of the foregoing, even if the arrangement is approved by the relevant parties, at the first stage no exchange of control in Eurocom and/or the Company will be made without the receipt of the required regulatory approvals and actual exercise of the conversion rights.

It should be emphasized that the entire arrangement, including all the details and actions stipulated therein, is subject to the required legal and regulatory approvals, including the approval of the creditors’ meetings by the majority required by law, the approval of the competent court, the approvals of the Ministry of Communications and other relevant authorities (for the relevant aspects of the arrangement), no material changes as defined during the interim period and so forth.

At the present stage, there can be no certainty as to whether the arrangement will be implemented in general and/or in the format described above, and it is not possible to evaluate the likelihood of completing the arrangement and its implications.